EXHIBIT 99.2

A CULTURE OF MOBILITY
VODACOM GROUP (PROPRIETARY) LIMITED
GROUP RESULTS
for the year ended Marc h 31, 2006

HIGHLIGHTS
Total customers increased by 51.9% to 23.5 million
• Customers increased by 49.3% in South Africa to 19.2 million
• Customers increased by 74.1% in Tanzania to 2.1 million
• Customers increased by 52.2% the Democratic Republic of Congo to 1.6 million
• Customers increased by 40.1% Lesotho to 206,000
• Customers increased by 84.9% Mozambique to 490,000
South Africa market share increased by 2% points to 58%
Revenue increased by 24.6% R34.0 billion
Profit from operations increased by 36.9% R8.9 billion
EBITDA increased by 23.1% R11.8 billion
Net profit after taxation increased by 32.0% to R5.1 billion
Cash generated from operations increased by 10.8% R11.1 billion
Dividends increased by 32.4% R4.5 billion
Total customers
'000
Profit from operations
Rand millions
2004
2005
2006
2004
2005
2006

8,866
6,478
5,225
23,520
15,483
11,217

COMMENTARY
Vodacom Group (Proprietary) Limited,
South Africa's market leader in the
provision of cellular services announces its
results for the year ended March 31, 2006.
SOUTH AFRICA
Customers
The South African customer base
increased by 49.3% to 19.2 million (2005:
12.8 million) for the year ended March 31,
2006. The increase was driven by the
exceptional growth in the prepaid market
although excellent growth was also
achieved in the contract market. The
number of prepaid customers increased by
53.3% to 16.8 million, while the number of
contract customers increased by 26.2% to
2.4 million. The strong growth in customers
was a direct result of the remarkable
number of gross connections achieved,
coupled with decreased churn.
ARPU
Prepaid services have been the driving
force behind market penetration in South
Africa and contributed 92.1% (2005:
90.1%) to all gross new connections.
During the period under review, ARPU
decreased to R139 (2005: R163) per
month The continued dilution of ARPU is
caused by a higher proportion of lower
ARPU as well as lower usage customers
being connected to the network. Contract
customer ARPU has decreased by 8.3% to
R572 (2005: R624) per month. The main
contributing factor to this decrease has
been the high growth in data customers as
well as the low end hybrid, Family Top Up
package. The prepaid customer ARPU has
decreased by 11.5% to R69 (2005: R78)
per month.
Churn
Vodacom continuously focuses on retention
of existing customers and acquisition of
new customers. In 2006, Vodacom
maintained a very low contract churn of
10.0% (2005: 9.1%). The decrease in
prepaid churn experienced during the year
under review to 18.8% (2005: 30.3%) is a
result of a combination of the introduction
of innovative products and services, loyalty
initiatives and changes in business rules to
ensure incentives are paid on factual
connections.
Traffic
Total traffic on the network, excluding the
impact of national and international
roaming, has shown an increase of 20.0%
Vodacom
Group Annual Results 2006

COMMENTARY continued
to 17.1 billion (2005: 14.2 billion) minutes
in 2006. This growth was mainly due to the
49.3% growth in the total customer base
from 12.8 million to 19.2 million as at the
end of March 2006. Also evident was a
marked change in customer calling
patterns, with total mobile to mobile traffic
increasing by 26.1% while total mobile to
fixed and fixed to mobile traffic increased
by only 1.7%.
Regulatory
Light touch regulation by all regulatory
bodies have played an important role in the
impressive market penetration achieved in
South Africa. Both the Independent
Communications Authority of South Africa
("ICASA") Amendment Bill and the
Electronic Communications Bill ("ECB")
(previously known as the Convergence Bill),
have been passed by Parliament in
December 2005. The President has
assented to the ECB, but has referred the
ICASA Amendment Bill back to Parliament.
Vodacom made written and oral
presentations to Parliament on both bills.
Although not all of Vodacom's concerns
with regard to the ECB were addressed, the
ECB was amended to address Vodacom's
two key concerns, i.e. the grandfathering of
all current licensees' rights and obligations,
and the provisions which dealt with price
regulation and other market regulatory
interventions to include due process and
proper market studies.
The draft Information and Communication
Technology ("ICT") BEE Charter is expected
to be aligned with the Department of Trade
and Industry ("DTI") Codes of Good
Practice during July 2006 and to be
released for public comment. Vodacom is
committed to comply with the ICT BEE
Charter when it is finalised.
ICASA has promulgated the Number
Portability Regulations and the industry
implementation date is expected to be in
September 2006. The introduction of this
facility could cause a flurry of market
activities and it also presents Vodacom with
the opportunity to increase its market share.
The effective date of the Interception of
Communication and Communication-
related Information Act ("RICA") was
proclaimed at September 30, 2005. The
sections of the interception and monitoring
legislation prescribing a customer

Vodacom
Group Annual Results 2006

registration process comes into effect on
June 30, 2006. This cumbersome prepaid
customer registration process will, however,
have a significant negative impact on
market penetration.
Market share
Despite strong competition, Vodacom has
retained its leadership in the highly competi-
tive South African mobile communications
market with an estimated 58% (2005: 56%)
market share on March 31, 2006. The
South African cellular industry has grown by
44% in the last year and Vodacom has
contributed to approximately 63% of this
growth. The market penetration of the
cellular industry is now an estimated 71%
(2005: 49%) of the population.
OTHER AFRICAN OPERATIONS
Vodacom's other African operations, which
provide a world-class global system for
mobile communications ("GSM") service to
millions of customers, are all faced with
continued challenges such as competition
from other operators as well as rigorous
regulatory changes. All these operations,
with the exception of Mozambique, showed
excellent profit growth for the year ended
March 31, 2006.
Vodacom Tanzania achieved exceptional
customer and profit growth. The customer
base increased by 74.1% to 2.1 million
(2005: 1.2 million) at March 31, 2006. The
Tanzanian market remains highly competi-
tive, but with mobile penetration estimated at
9.2% of the population, it still promises
further growth potential. Vodacom
Tanzania's market share decreased slightly
to 58% (2005: 59%) at March 31, 2006.
Vodacom Congo remains the market
leader with an estimated market share of
48% (2005: 47%) at March 31, 2006. The
DRC has the lowest estimated mobile
penetration of all Vodacom's operations at
5.5% of the population. Notwithstanding
the uncertainties surrounding the planned
elections in the coming year, Vodacom
Congo increased its customer base by
52.2% to 1.6 million (2005: 1.0 million) at
March 31, 2006.
Vodacom Lesotho is expected to remain
a small operation, but has positioned itself
well to minimise the impact of competitive
activity and has maintained its estimated
80% market share at March 31, 2006.
Vodacom Lesotho increased its customer base
by 40.1% to 206,000 (2005: 147,000).
Vodacom
Group Annual Results 2006

COMMENTARY continued
Mobile penetration in Lesotho is now
estimated at 12.9%.
March 31, 2006. Mobile penetration is
estimated at 8.4%.
Vodacom Mozambique's estimated
market share of 30.0% (2005: 33.0%) has
decreased due to strong competition from the
established competitor mCel, despite offering
competitive coverage through an aggressive
coverage roll-out programme. Vodacom
Mozambique increased its customer base by
84.9% to 490,000 (2005: 265,000) at
SHAREHOLDER CHANGES
Vodafone increased its effective share-
holding in Vodacom from 35% to 50% by
acquiring a 100% shareholding in VenFin
Limited, who owns 15% in Vodacom Group
(Proprietary) Limited. This transaction
highlighted Vodafone's major commitment
to Vodacom and the African continent.
FINANCIAL REVIEW
REVENUE
Geographical split
4
Vodacom
Group Annual Results 2006
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
South Africa, including
holding companies
21,350
25,041
31,069
17.3
24.1
Tanzania
897
959
1,312
6.9
36.8
DRC
1
476
1,075
1,334
125.8
24.1
Lesotho
119
137
170
15.1
24.1
Mozambique
13
103
158
692.3
53.4
Revenue
22,855
27,315
34,043
19.5
24.6
DRC (49%)
1
457
—
—
—
—
Adjusted revenue
23,312
27,315
34,043
17.2
24.6
Note:
1. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the
Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The adjusted revenue for 2004 reflects 100% of Vodacom Congo's revenue for comparative purposes.

Revenue increased by 24.6% to
R34.0 billion (2005: R27.3 billion), of
which Vodacom's other African operations
contributed 8.7% (2005: 8.3%). The
increase in revenue was primarily
driven by the 51.9% increase in the
Group customer base coupled with a
7.2 percentage point drop in overall
churn to 19.6%. Group ARPU decreased
by 16.0% to R127 per month mainly due
to the majority of the growth in the customer
base being achieved in prepaid customers
and the lower end of the contract market.
Revenue composition
Airtime, connection and access
Vodacom's airtime, connection and access
revenue increased by 24.1% to R20.1 billion
(2005: R16.2 billion) during the year
ended March 31, 2006, primarily due to
the increase in the number of customers,
offset by declining ARPUs in all operations.
Vodacom
Group Annual Results 2006
5
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
Airtime, connection
and access
12,738
16,191
20,085
27.1
24.1
Data revenue
1,039
1,340
2,038
29.0
52.1
Interconnection
5,785
5,924
6,697
2.4
13.0
Equipment sales
2,275
2,687
3,986
18.1
48.3
International airtime
659
887
971
34.6
9.5
Other sales
and services
359
286
266
(20.3)
(7.0)
Revenue
22,855
27,315
34,043
19.5
24.6

FINANCIAL REVIEW continued
REVENUE continued
Data revenue — geographical split
Vodacom's data revenue increased by
52.1% to R2.0 billion (2005: R1.3 billion),
mainly due to new data initiatives such as
3G, HSDPA, Vodafone live!, BlackBerry®,
Mobile TV as well as the popularity of SMS
and other data products. Vodacom South
Africa transmitted 3.5 billion (2005:
2.4 billion) SMSs over its network during
the year ended March 31, 2006, up
45.5% from 2005. The number of active
data users on the South African network as
at March 31, 2006 was: MMS users 867,119
(2005: 328,974); GPRS users 1,386,329
(2005: 579,581); 3G Vodafone Mobile
Connect data card users 37,798 (2005:
5,101); 3G active handsets 179,576
(2005: 10,878); Vodafone live! users
351,427; Unique Mobile TV users 12,903.
The contribution to data revenue from other
African operations increased to 7.4%
(2005: 7.0%) of total data revenue. Data
revenue now constitutes 7.0% (2005:
5.6%) of service revenue (service revenue
excludes equipment sales, starter pack
sales and non-recurring revenue).
6
Vodacom
Group Annual Results 2006
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
South Africa
943
1,246
1,886
32.1
51.4
Tanzania
91
74
108
(18.7)
45.9
DRC
—
9
25
—
177.8
Lesotho
5
9
16
80.0
77.8
Mozambique
—
2
3
—
50.0
Data revenue
1,039
1,340
2,038
29.1
52.1

Interconnection
During the year, Vodacom's interconnection
revenue increased by 13.0% to R6.7 billion
(2005: R5.9 billion), primarily due to the
growth in off-net incoming mobile traffic.
Equipment sales
Vodacom's revenue from equipment sales
increased by 48.3% to R4.0 billion (2005:
R2.7 billion) during the year. In South
Africa handset sale volumes increased by
58.3% to 3.8 million (2005: 2.4 million)
units. The growth in equipment unit sales
was primarily driven by growth in customer
bases, cheaper Rand prices of new
handsets, coupled with added functionality
of new phones based on new technologies.
International airtime
International airtime increased by 9.5% to
R971 million (2005: R887 million) for the
year ended March 31, 2006. International
airtime revenues comprise international
calls by Vodacom customers, roaming
revenue from Vodacom's customers making
and receiving calls while abroad and
revenue from international customers
roaming on Vodacom's networks.
Other sales and ser vices
Other sales and services decreased by
7.0% to R266 million (2005: R286 million).
Revenue from other sales and services
includes income from Vodacom's cell
captive insurance scheme, wireless
application service provider ("WASP")
revenue, site sharing rental income as well
as other revenue from non-core operations.
Vodacom
Group Annual Results 2006

FINANCIAL REVIEW continued
PROFIT FROM OPERATIONS
Geographical split
Notes
1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.
2. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the
Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The adjusted profit from operations for 2004 reflects 100% of Vodacom
Congo's profit from operations for comparative purposes.
Profit from operations for the Group
increased by 36.9% to R8.9 billion (2005:
R6.5 billion) for the year ended March 31,
2006, fuelled by buoyant consumer
spending and a low inflationary environment
in South Africa as well as successful cost
containment in all operations. A healthy
increase in on-net traffic also contributed
favourably to profit margins. Operating
expenses increased by 20.8% which was
lower than revenue growth of 24.6%. This
resulted in Vodacom's profit from operations
margin increasing to 26.0% (2005: 23.7%).
The profit from operations for the Group was
negatively impacted by losses in Mozambique of R144 million, acquisition costs associated with high levels of contract customer connections and retentions in South
Africa and prepaid customer connections in
all operations.
8
Vodacom
Group Annual Results 2006
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
South Africa, excluding
holding companies
1
5,272
6,618
8,602
25.5
30.0
Tanzania
135
183
263
35.6
43.7
DRC
2
10
50
117
400.0
134.0
Lesotho
1
25
51
—
104.0
Mozambique
(88)
(454)
(144)
(415.9)
68.3
Holding companies
(105)
56
(23)
153.3
(141.1)
Profit from operations
5,225
6,478
8,866
24.0
36.9
DRC (49%)
2
10
—
—
—
—
Adjusted profit
from operations
5,235
6,478
8,866
23.7
36.9

EBITDA
Geographical split
Notes
1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.
2. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the
Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The adjusted EBITDA for 2004 reflects 100% of Vodacom Congo's
EBITDA for comparative purposes.
EBITDA increased by 23.1% to
R11.8 billion (2005: R9.6 billion) for
the year ended March 31, 2006, with
South Africa (including holding companies)
contributing 93.4% and the other African
operations contributing 6.6% to EBITDA.
The EBITDA margin decreased to 34.7%
(2005: 35.1%). The decline in the
EBITDA margin is primarily the result of the
full year impact of the global alliance fees
paid to Vodafone, higher transmission and
infrastructure costs as well as higher call
centre costs, especially in South Africa and
Tanzania. Vodacom's EBITDA margin,
adjusted for the impact of the low margin
cellular phone and equipment sales, was
39.9% (2005: 40.1%).
Vodacom
Group Annual Results 2006
9
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
South Africa, excluding
holding companies
1
7,526
8,995
11,053
19.5
22.9
Tanzania
278
345
465
24.1
34.8
DRC
2
97
252
373
159.8
48.0
Lesotho
27
48
67
77.8
39.6
Mozambique
(71)
(111)
(129)
(56.3)
(16.2)
Holding companies
(100)
61
(20)
161.0
(132.8)
EBITDA
7,757
9,590
11,809
23.6
23.1
DRC (49%)
2
93
—
—
—
—
Adjusted EBITDA
7,850
9,590
11,809
22.2
23.1

FINANCIAL REVIEW continued
OPERATING EXPENSES
Note
1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.
Depreciation, amortisation and
impairment
Depreciation, amortisation and impairment
decreased by 5.4% to R2.9 billion (2005:
R3.1 billion) in the year ended March 31,
2006. The implementation of IAS 16:
Property, Plant and Equipment contributed
to the lower depreciation charge for the
period. A portion of Mozambique's asset
impairment of the prior year was reversed
due to an increase in the fair value of
infrastructure assets (net impairment
reversal for the year: R53 million).
Payments to other network operators
Payments to other network operators
increased by 26.9% to R4.6 billion (2005:
R3.7 billion) in 2006 as a result of an
increased amount of outgoing traffic
terminating on other cellular networks,
rather than on fixed-line networks.

Other direct network operating costs

Other direct network operating costs
increased by 24.6% to R13.7 billion
(2005: R11.0 billion) in the year ended
10
Vodacom
Group Annual Results 2006
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
Depreciation, impairment
and amortisation
2,532
3,112
2,943
22.9
(5.4)
Payments to other
network operators
2,990
3,652
4,634
22.1
26.9
Other direct network
operating costs
9,445
10,966
13,663
16.1
24.6
Staff expenses
1,332
1,653
2,042
24.1
23.5
Marketing and advertising
702
767
977
9.3
27.4
General administration
expenses
687
751
1,043
9.3
38.9
Other operating income
(58)
(64)
(125)
10.3
95.3
Operating expenses
1
17,630
20,837
25,177
18.2
20.8

March 31, 2006. Other direct network
operating costs include the cost to connect
customers onto the network as well as other
expenses such as cost of equipment and
accessories sold, commissions paid to the
distribution channels, customer retention
expenses, regulatory and license fees,
distribution expenses, transmission costs as
well as site and maintenance costs.
Staff expenses
Staff expenses increased by 23.5% in
the year ended March 31, 2006 to
R2.0 billion (2005: R1.7 billion), primarily
as a result of an increase in headcount of
9.3% to 5,459 (2005: 4,993) employees
in 2006, to support the growth in
operations, an increase in the provision for
Vodacom's bonus schemes due to increased
profits, the first time provision for long-term
incentives payable to executives as well as
annual salary increases. Employee
productivity has improved in all of
Vodacom's operations, as measured by
customers per employee, improving
by 38.9% to 4,308 (2005: 3,101)
customers per employee
Marketing and advertising
Marketing and advertising expenses
increased by 27.4% in 2006 to
R977 million (2005: R767 million), mainly
driven by new technologies and enhancing
brand presence in all operations.
General administration expenses
General administration expenses increased
by 38.9% to R1.0 billion (2005:
R751 million), where the increase was
primarily as a result of the customer care
centre solutions and various other increases
due to the growth in the business. General
administration expenses comprise
expenses such as accommodation, informa-
tion technology costs, office administration,
consultant expenses, social economic
investment and insurance.
Other operating income
Other operating income increased by
95.3% to R125 million (2005: R64 million).
Other operating income comprises income
that Vodacom does not consider as part of
its core activities, such as cost recoveries for
risk management and consultancy services
and franchise fees received.
Vodacom
Group Annual Results 2006

FINANCIAL REVIEW continued
CAPITAL EXPENDITURE ("CAPEX")
Capital expenditure additions — geographical split
Note
1. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the
Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders' agreement. The adjusted capital expenditure for 2004 reflects 100% of Vodacom
Congo's capital expenditure for comparative purposes.
Cumulative capital expenditure — geographical split
12
Vodacom
Group Annual Results 2006
Rand millions
% change
Year ended March 31
2004
2005
2006
05/04
06/05
South Africa, excluding
holding companies
1,654
2,777
4,384
67.9
57.9
Tanzania
351
234
318
(33.3)
35.9
DRC
1
395
335
273
(15.2)
(18.5)
Lesotho
7
10
26
42.9
160.0
Mozambique
478
115
121
(75.9)
5.2
Holding companies
6
23
16
283.3
(30.4)
Capital expenditure
for the year
2,891
3,494
5,138
20.9
47.1
DRC (49%)
1
380
—
—
—
—
Adjusted capital
expenditure
3,271
3,494
5,138
6.8
47.1
2005
2006
Year ended March 31
R billions
Foreign   R billions
Foreign
South Africa (R billions)
20.3
—
24.1
—
Tanzania (TSH billions)
1.4
240.1
1.5
297.6
DRC
1
(US$ millions)
1.8
281.0
2.0
323.1
Lesotho (Maloti millions)
0.2
211.0
0.2
225.0
Mozambique (MZM billions)
0.7
2,173.7
0.6        2,644.6
Holding companies (R billions)
—
—
0.1
—
Cumulative capital expenditure
24.4
—
28.5
—

The total cumulative capital expenditure of
the Group at March 31, 2006 increased by
16.8% to R28.5 billion (2005:
R24.4 billion). The Group invested
R5.1 billion (2005: R3.5 billion) in
property, plant and equipment and
computer software for 2006, of which
R4.2 billion (2005: R2.8 billion) was for
cellular network infrastructure (excluding
software).
It is Vodacom's policy to hedge all foreign
denominated commitments of South African
operations. However, Vodacom does not
qualify for hedge accounting in terms
of IAS 39 and therefore, all capital
expenditure in South Africa is recorded at
the exchange rate ruling at the date of
acceptance of the equipment. Capital
expenditure of Vodacom's other African
operations is translated at the average
exchange rate of the Rand against the
operation's reporting currency for the
period, while closing capital expenditure is
translated at the closing exchange rate of
the Rand against the reporting currency. For
this reason, Vodacom's capital expenditure
in any given year cannot be properly
evaluated without taking the exchange rate
movements against the Rand into account.
FUNDING
Vodacom's net debt position has increased
to R709 million (2005: R426 million) as at
March 31, 2006. The Group's net debt to
EBITDA ratio was 6.0% (2005: 4.4%) while
Vodacom's net debt to equity ratio
increased to 8.2% (2005: 5.4%). However,
the final dividend of R2.8 billion, which
was paid on April 5, 2006, should be
taken into account when evaluating the net
debt to equity ratio. In addition, in terms of
covenant calculations, intangible assets are
excluded from the calculation. If the
shareholders for dividends is included and
intangible assets are excluded from the
calculation, the net debt to equity ratio at
March 31, 2006, increased to 45.9%
(2005: 32.0%).
Vodacom
Group Annual Results 2006

FINANCIAL REVIEW continued
FUNDING continued
Summar y of net debt and maturity profile
Finance leases
South Africa
858
808
79
114
192
99
162
162
Funding loans
Vodacom Tanzania
shareholder and
project finance
loans
369
275
184
—
—
—
—
91
Vodacom Congo
medium term loan         1,129     1,114       1,114
—
—
—
—
—
Vodacom Congo
preference share
liability
232
229
229
—
—
—
—
—
Vodacom Lesotho
minority
shareholders' loan
4
4
4
—              —
—
—
—
Other
7
39
39
—              —
—
—
—
Debt
excluding
bank
overdrafts
2,599       2,469      1,649       114
192
99
162
253
Bank overdrafts
1,817       1,386
Gross debt
4,416       3,855
Bank and cash
balances
(3,990)    (3,146)
Net debt
426
709
14
Vodacom
Group Annual Results 2006
Rand millions
Repayment of 2006 debt
Year ended
2005
2006        2007      2008
2009
2010     2011
2012
March 31
onwards

EFFECTIVE TAX RATE
Vodacom's effective tax rate decreased to
37.5% (2005: 40.2%) primarily as a result
of the reduction in the statutory South
African tax rate of 1.0% to 29.0% (2005:
30.0%), as well as no additional
Mozambique impairments being raised in
the current period for which no deferred
taxation asset was recognised. Secondary
taxation on companies ("STC") increased
Vodacom's effective tax rate by 6.9%
(2005: 6.6%).
SHAREHOLDER DISTRIBUTIONS
Dividends declared for the 2006 financial
year totalled R4.5 billion (2005:
R3.4 billion), an increase of 32.4%. The
final dividend of R2.8 billion was paid on
April 5, 2006.
position itself to negate the impact of the
pending deregulation of the South African
market and plans to seize any emerging
opportunities. With its strong brand and
strong balance sheet, the Group is well
positioned to remain the leading player in
the main markets in which it operates.
Affordability is the key to market
penetration in all markets and Vodacom will
continue to re-evaluate its tariffs and
introduce innovative products to stimulate
demand. In an ever-changing economic
and regulatory environment, Vodacom is
well positioned to maintain and even
improve its current market leadership.
CONCLUSION
Vodacom has performed well in an
evolving and competitive African market.
The South African market continues its
robust trend and management believes that
the market is far from being saturated. The
strong cash generation ability of Vodacom's
South African operations ensured a healthy
consolidated balance sheet, despite
substantial dividend payouts. In South
Africa, Vodacom intends to strategically
Adv OA Mabandla
Non-executive Chairman
ADC Knott-Craig
Chief Executive Officer
Vodacom
Group Annual Results 2006

SEGMENT KEY OPERATIONAL INDICATORS
SOUTH AFRICA
Consolidated key operational indicators (Vodacom South Africa, Smartcall,
Smartcom and Cointel)
Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
3. Traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls. Traffic for 2005 was restated to exclude packet switch data traffic.
4. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom's networks.
16
Vodacom
Group Annual Results 2006
Year ended March 31
% change
2004
2005
2006
05/04
06/05
Customers (‘000)
1
9,725
12,838
19,162
32.0
49.3
Contract
1,420
1,872
2,362
31.8
26.2
Prepaid
8,282
10,941
16,770
32.1
53.3
Community services
23
25
30
8.7
20.0
Gross connections (‘000)
4,998
6,180
9,140
23.6
47.9
Contract
377
610
702
61.8
15.1
Prepaid
4,617
5,566
8,422
20.6
51.3
Community services
4
4
16
—
400.0
Inactives (3 months — %)
n/a
7.9
8.7
n/a
0.8
Contract
n/a
1.5
2.4
n/a
0.9
Prepaid
n/a
9.0
9.6
n/a
0.6
Total churn (%)
2
36.6
27.1
17.7
(9.5)
(9.4)
Contract
10.1
9.1
10.0
(1.0)
0.9
Prepaid
41.3
30.3
18.8
(11.0)
(11.5)
Traffic (millions of
minutes)
3
12,172
14,218
17,066
16.8
20.0
Outgoing
7,647
9,231
11,354
20.7
23.0
Incoming
4,525
4,987
5,712
10.2
14.5
ARPU (Rand per month)
4
177
163
139
(7.9)
(14.7)
Contract
634
624
572
(1.6)
(8.3)
Prepaid
90
78
69
(13.3)
(11.5)
Community services
2,155
2,321
1,796
7.7
(22.6)

SOUTH AFRICA continued
Consolidated key operational indicators (Vodacom South Africa, Smartcall,
Smartcom and Cointel)
Minutes of use
per month
5
96
84
74
(12.5)
(11.9)
Contract
263
226
206
(14.1)
(8.8)
Prepaid
56
52
49
(7.1)
(5.8)
Community services
3,061
3,185
2,327
4.1
(26.9)
South Africa
cumulative capex
6
18,132
20,358
24,095
12.3
18.4
Vodacom South Africa
18,101
20,308
24,035
12.2
18.4
Other
31
50
60
61.3
20.0
Capex per customer
(Rand)
1,720
1,515
1,257
(13.5)
(17.0)
Number of employees
3,848
3,954
4,148
2.8
4.9
Vodacom South Africa
employees
3,848
3,809
3,893
(1.0)
2.2
Smartcall and Smartcom
employees
—
145
206
—
42.1
Cointel employees
—
—
49
—
—
Customers per employee
2,527
3,247
4,619
28.5
42.3
Market share (%)
7
54
56
58
2.0
2.0
Notes
5. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.
6. Cumulative capital expenditure ("capex") includes software.
7. Market share is calculated based on Vodacom's total reported customers and the estimated total reported customers of MTN and Cell C.
Vodacom
Group Annual Results 2006
17
Year ended March 31
% change
2004
2005
2006
05/04
06/05

SEGMENT KEY OPERATIONAL INDICATORS
continued
VODACOM TANZANIA
Key indicators
Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on
Vodacom's networks.
3. Headcount includes secondees.
4. Penetration and market share is calculated based on Vodacom estimates.
18
Vodacom
Group Annual Results 2006
Year ended March 31
% change
2004
2005
2006
05/04
06/05
Customers (‘000)
1
684
1,201
2,091
75.6
74.1
Contract
5
5
7
—
40.0
Prepaid
676
1,193
2,081
76.5
74.4
Community services
3
3
3
—
—
Gross connections (‘000)
404
746
1,353
84.7
81.4
Churn (%)
30.0
29.6
28.5
(0.4)
(1.1)
ARPU (Rand)
2
128
81
67
(36.7)
(17.3)
Cumulative capex
(Rand millions)
1,146
1,359
1,503
18.6
10.6
Number of employees
3
316
340
438
7.6
28.8
Customers per employee             2,165
3,532
4,774
63.1
35.2
Mobile penetration (%)
4
3.3
5.1
9.2
1.8
4.1
Mobile market share (%)
4
57
59
58
2.0
(1.0)

VODACOM CONGO
Key indicators (All indicators include 100% of Vodacom Congo)
Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on
Vodacom's networks.
3. Headcount includes secondees.
4. Penetration and market share is calculated based on Vodacom estimates.
Vodacom
Group Annual Results 2006
19
Year ended March 31
% change
2004
2005
2006
05/04
06/05
Customers (‘000)
1
670
1,032
1,571
54.0
52.2
Contract
8
10
14
25.0
40.0
Prepaid
653
1,010
1,538
54.7
52.3
Community services
9
12
19
33.3
58.3
Gross connections (‘000)
513
565
892
10.1
57.9
Churn (%)
20.2
23.1
28.1
2.9
5.0
ARPU (Rand)
2
150
98
86
(34.7)
(12.2)
Cumulative capex
(Rand millions)
1,432
1,759
2,000
22.8
13.7
Number of employees
3
334
527
479
57.8
(9.1)
Customers per employee             2,006
1,958
3,279
(2.4)
67.5
Mobile penetration (%)
4
2.3
3.5
5.5
1.2
2.0
Mobile market share (%)
4
47
47
48
—
1.0

SEGMENT KEY OPERATIONAL INDICATORS
continued
VODACOM LESOTHO
Key indicators
Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on
Vodacom's networks.
3. Headcount includes secondees.
4. Penetration and market share is calculated based on Vodacom estimates.
20
Vodacom
Group Annual Results 2006
Year ended March 31
% change
2004
2005
2006
05/04
06/05
Customers (‘000)
1
80
147
206
83.8
40.1
Contract
3
4
3
33.3
(25.0)
Prepaid
76
142
200
86.8
40.8
Community services
1
1
3
—
200.0
Gross connections (‘000)
51
70
98
37.3
40.0
Churn (%)
65.1
17.3
22.3
(47.8)
5.0
ARPU (Rand)
2
125
92
78
(26.4)
(15.2)
Cumulative capex
(Rand millions)
201
211
225
5.0
6.6
Number of employees
3
68
63
67
(7.4)
6.3
Customers per employee
1,176
2,333
3,071
98.4
31.6
Mobile penetration (%)
4
5.1
7.4
12.9
2.3
5.5
Market share (%)
4
80
80
80
—
—

VODACOM MOZAMBIQUE
Key indicators
Notes
1. Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on
Vodacom's networks.
3. Headcount includes secondees.
4. Penetration and market share is calculated based on Vodacom estimates.
Vodacom
Group Annual Results 2006
21
Year ended March 31
% change
2004
2005
2006
05/04
06/05
Customers (‘000)
1
58
265
490
356.9
84.9
Contract
1
4
8
300.0
100.0
Prepaid
57
261
482
357.9
84.7
Gross connections (‘000)
58
225
342
287.9
52.0
Churn (%)
0.3
11.3
32.2
11.0
20.9
ARPU (Rand)
2
110
52
36
(52.7)
(30.8)
Cumulative capex
(Rand millions)
478
696
605
45.6
(13.1)
Number of employees
3
43
109
170
153.5
56.0
Customers per employee
1,349
2,431
2,885
80.2
18.7
Mobile penetration (%)
4
2.6
4.2
8.4
1.6
4.2
Mobile market share (%)
4
11
33
30
22.0
(3.0)

CONSOLIDATED INCOME STATEMENTS
for the three years ended March 31, 2006
2004
2005
2006
Restated
Restated
Rm
Rm
Rm
Revenue
22,855.2
27,315.3
34,042.5
Other operating income
57.6
63.8
125.1
Direct network operating cost
(12,435.1)
(14,617.8)           (18,297.2)
Depreciation
(2,316.9)
(2,413.6)             (2,651.6)
Staff expenses
(1,331.6)
(1,652.9)             (2,042.1)
Marketing and advertising expenses
(702.0)
(767.3)                (976.9)
General administration expenses
(687.2)
(751.3)             (1,042.7)
Amortisation of intangible assets
(214.8)
(429.6)                (344.2)
Impairment of assets
—
(268.4)
52.8
Profit from operations
5,225.2
6,478.2
8,865.7
Interest, dividends and other financial income
656.6
662.8
659.3
Finance costs
(1,107.5)
(641.7)
(1,318.2)
Profit before taxation
4,774.3
6,499.3
8,206.8
Taxation
(1,722.0)
(2,613.0)
(3,077.8)
Net profit
3,052.3
3,886.3
5,129.0
Attributable to:
Equity shareholders
3,026.1
3,855.5
5,012.3
Minority interests
26.2
30.8
116.7
2004
2005
2006
R
R
R
Basic and diluted earnings per share
302,610
385,550
501,230
Dividend per share
210,000
340,000
450,000

Vodacom
Group Annual Results 2006

CONSOLIDATED BALANCE SHEETS
as at March 31, 2006
ASSETS
2004
2005
2006
Restated
Restated
Rm
Rm
Rm
Non-current assets
12,851.3
13,888.4
16,079.2
Property, plant and equipment
10,912.5
11,576.9
13,386.6
Investment properties
9.9
—
—
Intangible assets
1,002.7
1,644.3
1,954.9
Financial assets
222.4
93.3
92.1
Deferred taxation
277.8
308.1
297.6
Deferred cost
403.8
236.9
311.2
Lease assets
22.2
28.9
36.8
Current assets
7,322.7
8,706.4
8,688.6
Deferred cost
859.8
428.3
451.8
Short-term financial assets
354.3
187.1
149.3
Inventory
288.5
479.5
454.3
Trade and other receivables
3,450.0
3,621.4
4,487.1
Cash and cash equivalents
2,370.1
3,990.1
3,146.1
Total assets
20,174.0
22,594.8
24,767.8
EQUITY AND LIABILITIES
Equity
7,604.2
7,887.9
8,672.3
Ordinary share capital
*
*
*
Retained earnings
7,836.1
8,057.2
8,567.3
Non-distributable reserves
(324.9)
(298.0)
(178.3)
Minority interests
93.0
128.7
283.3
Non-current liabilities
2,317.5
3,233.1
2,236.6
Interest bearing debt
1,216.6
2,213.5
819.2
Deferred taxation
410.1
472.1
602.3
Deferred revenue
403.8
240.7
320.3
Provisions
178.4
184.4
372.3
Operating lease liabilities
108.6
122.4
122.5
Current liabilities
10,252.3
11,473.8
13,858.9
Trade and other payables
3,862.1
4,830.8
5,104.7
Deferred revenue
1,883.4
1,411.4
1,604.5
Taxation payable
852.0
632.6
630.2
Non-interest bearing debt
4.3
4.3
4.3
Short-term interest bearing debt
839.9
381.6
1,645.5
Short-term provisions
473.7
595.0
623.0
Dividends payable
1,500.0
1,800.0
2,800.0
Derivative financial liabilities
64.5
1.0
60.9
Bank borrowings
772.4
1,817.1
1,385.8
Total equity and liabilities
20,174.0
22,594.8
24,767.8
* Amounts less than R50 000.
Vodacom
Group Annual Results 2006

CONSOLIDATED STATEMENTS OF
CHANGES IN EQUITY
for the three years ended March 31, 2006
Balance at March 31, 2003
Attributable to equity shareholders
Share
Retained
Non-
capital
earnings
distributable
reserves
Rm
Rm
Rm
— previously reported
*
6,962.8
(141.0)
Changes in accounting policies,
reclassifications and restatements
—
(53.6)
—
Balance at March 31, 2003
— restated
*
6,909.2
(141.0)
Net profit for the year
—
3,026.1
—
Dividends declared
—
(2,100.0)
—
Contingency reserve
—
0.8
(0.8)
Net gains and losses not recognised
in the consolidated income statement
Foreign currency translation reserve
—
—
(194.0)
Foreign currency translation reserve
— deferred taxation
—
—
10.9
Balance at March 31, 2004
— restated
*
7,836.1
(324.9)
Net profit for the year
—
3,855.5
—
Dividends declared
—
(3,400.0)
—
Contingency reserve
—
(1.0)
1.0
Acquired reserves from the minorities
of Vodacom Congo (RDC) s.p.r.l.
—
(233.4)
82.1
Acquisition of subsidiary
—
—
—
Revaluation of available-for-sale investments
—
—
0.2
Net gains and losses not recognised
in the consolidated income statement
Foreign currency translation reserve
—
—
(56.4)
Balance at March 31, 2005
— restated
*
8,057.2
(298.0)
Net profit for the year
—
5,012.3
—
Dividends declared
—
(4,500.0)
—
Contingency reserve
—
(2.2)
2.2
Acquisition of subsidiary
—
—
—
Minority share of VM, S.A.R.L.
—
—
—
Revaluation of available-for-sale investments
—
—
(0.2)
Net gains and losses not recognised
in the consolidated income statement
Foreign currency translation reserve
—
—
117.7
Balance at March 31, 2006
*
8,567.3
(178.3)
* Amounts less than R50 000.

Vodacom
Group Annual Results 2006

Total
Minority
Total
interests
equity
Rm
Rm
Rm
6,821.8
88.0
6,909.8
(53.6)
—
(53.6)
6,768.2
88.0
6,856.2
3,026.1
26.2
3,052.3
(2,100.0)
—
(2,100.0)
—                              —                            —
(194.0)
(21.2)
(215.2)
10.9
—
10.9
7,511.2
93.0
7,604.2
3,855.5
30.8
3,886.3
(3,400.0)
(3.8)
(3,403.8)
—                               —                            —
(151.3)
—
(151.3)
—
10.1
10.1
0.2
0.1
0.3
(56.4)
(1.5)
(57.9)
7,759.2
128.7
7,887.9
5,012.3
116.7
5,129.0
(4,500.0)
(0.9)
(4,500.9)
—                               —                             —
—
46.5
46.5
—
8.0
8.0
(0.2)
(0.1)
(0.3)
117.7
(15.6)
102.1
8,389.0
283.3
8,672.3
Vodacom
Group Annual Results 2006

CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2006
CASH FLOW FROM
OPERATING ACTIVITIES
2004
2005
2006
Restated
Restated
Rm
Rm
Rm
Cash receipts from customers
22,175.5
27,078.8
33,132.7
Cash paid to suppliers and employees
(14,578.8)
(17,066.8)           (22,042.4)
Cash generated from operations
7,596.7
10,012.0
11,090.3
Finance costs paid
(512.3)
(259.2)
(446.4)
Interest, dividends and other financial
income received
368.7
246.8
338.6
Taxation paid
(1,463.3)
(2,744.4)
(2,980.3)
Dividends paid — equity shareholders
(1,200.0)
(3,100.0)
(3,500.0)
Dividends paid — minority shareholders
—
(5.2)
(0.9)
Net cash flows from
operating activities
4,789.8
4,150.0
4,501.3
CASH FLOW FROM
INVESTING ACTIVITIES
Additions to property, plant and equipment
(2,813.8)
(3,048.0)
(4,346.3)
Proceeds on disposal of property, plant
and equipment
5.0
20.1
29.6
Acquisition of intangible assets
(121.1)
(205.4)
(442.1)
Proceeds on disposal of intangible assets
—
—
1.6
Acquisition of subsidiaries
149.6
(289.8)
(0.4)
Change in business combinations
—
—
0.3
Acquired cash from Vodacom Congo
(RDC) s.p.r.l.
—
12.9
—
Other investing activities
(219.5)
136.0
(33.5)
Net cash flows utilised in
investing activities
(2,999.8)
(3,374.2)
(4,790.8)
CASH FLOW FROM
FINANCING ACTIVITIES
Shareholder loans repaid
(920.0)
—
—
Interest bearing debt incurred
186.9
1,165.3
32.3
Interest bearing debt repaid
(55.6)
(1,332.3)
(89.7)
Finance lease capital repaid
(9.6)
(28.1)
(50.2)
Net cash flows utilised in
financing activities
(798.3)
(195.1)
(107.6)
NET (DECREASE)/INCREASE IN
CASH AND CASH EQUIVALENTS
991.7
580.7
(397.1)
Cash and cash equivalents at the
beginning of the year
647.5
1,597.7
2,173.0
Effect of foreign exchange rate changes
(41.5)
(5.4)
(15.6)
CASH AND CASH EQUIVALENTS
AT THE END OF THE YEAR
1,597.7
2,173.0
1,760.3

Vodacom
Group Annual Results 2006

NOTES
Vodacom
Group Annual Results 2006

NOTES

Vodacom
Group Annual Results 2006

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